Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

Suppliers - supporting material 5A
A series of summary responses to help the ntl Supply Chain team handle questions that could be raised by suppliers. Distributed by Supply Chain Director (Gordon Croy) to his team, post announcement.

Supply Chain Q & A

Background

ntl and Telewest announced today a definitive merger agreement under which ntl will acquire Telewest, creating the UK’s second largest communications company and leading triple play service provider.

The agreement represents a great opportunity for suppliers to be involved with a larger business. They may call with questions. The following Q&A is designed to help answer their questions.

Unfortunately at this stage of the process we won’t have all of the answers. However, we intend to keep suppliers informed throughout the process, so when key developments are announced, they’ll be kept informed.

Questions and Answers

Q	What have you announced today?

A	ntl and Telewest announced today a definitive merger agreement under which ntl will acquire Telewest, creating the UK’s second largest communications company and leading triple play service provider. Our objective is to combine the best of both companies and delight our customers, whether a large multi-national corporation or families at home.

Q	Why are you doing this?

A	We’ll be better positioned to meet the future needs of customers and more able to compete in the highly competitive markets in which we operate. It will create a business with the scale and resources to fully exploit the unique capabilities of our network.

Q	So are ntl and Telewest one company now?

A	No. ntl has entered into an agreement to buy Telewest, but the transaction is subject to shareholder approval. In addition, there are also some important regulatory and other steps that have to be satisfied before the deal can be closed.

Q	What’s involved in this regulatory process? What happens next?

A	There are some important regulatory and other steps that have to be satisfied before the deal can be closed. This could take up to several months, depending on how we progress through the process. The OFT and OFCOM are aware of the transaction.

Formal notification containing detailed information about the transaction and the operations of both companies will be submitted to both organisations shortly.

The OFT will review possible implications of the proposed deal and either approve or refer it to the Competition Commission for more detailed review.

So how long the whole process takes depends on the decisions the regulators take at each stage. Whatever happens we’ll keep you informed.

Q	Why might they decide to refer it? What sort of things will they be looking at?

A	We believe the deal will be pro-competitive and result in the creation of a stronger competitor and a better deal for customers. The OFT is a first stage regulator and some mergers are referred to the Competition Commission for a more detailed review. It does not mean that the merger will not be cleared in due course.

Q	Does this mean the two companies will definitely come together, or could something happen to stop it?

A	No, it’s not definite – it’s subject to shareholders and other approvals including regulatory. So we have to wait and see, but we think it’s in the best interests of the industry and customers for it to be approved.

Q	What are the implications for my contract?

A	It’s business as usual.

Q	Will all current contracts and agreements be honoured under new company?

A	It’s business as usual.

Q	What assurance do we have that suppliers will be paid as normal during transition?

A	It’s business as usual. Invoices will be paid, providing our standard procedures are followed.

Q	Will you be reviewing your supplier arrangements?

A	At completion we’ll be able to provide more details about our future plans. It’s impossible and would be unhelpful to speculate in advance. Once we have the hard facts we’ll communicate with you.

Q	Does this change impact any outstanding invoicing or payment agreements?

A	No. It’s business as usual.

Q	Does this mean that my contract becomes void?

A	No. It’s business as usual.

Q	Do my Supply Chain contacts change, who are they?

A	No. We remain here to help.

Q	How will this benefit me?

A	A strong and successful single cable company will offer many opportunities for high quality suppliers.

Q	Who do I speak to for more information?

A	A copy of today’s press announcement is available on ntl.com/mediacentre. We will also update a new section on www.ntl.com as each phase of the process takes place. As a valued supplier a special telephone hotline (01256 75 30 30) and email address (suppliers@ntl.com) have also been set up to enable you to send any questions. We will then get back to you as soon as possible.

Q	Who do I send my invoices too?

A	There’s no change. You continue to send them to ntl as usual.

Q	Who will be paying my invoices?

A	There’s no change. It’s business as usual at ntl.

Q	We would like an urgent meeting to discuss what this means for us, can we meet tomorrow?

A	We’re always happy to meet but there won’t be any additional information. It’s now in the regulatory process and this could go on for several months.

Q	What is the new company name?

A	No further information has been released today.

Q	Will we be kept as the key supplier?

A	We will continue to work with high quality suppliers. At completion we’ll be able to provide more details about our future plans. Until then it’s business as usual.

Q	Will current projects that are under discussion be affected?

A	It’s business as usual.

Q	Any fundamental changes within the business that could effect our position?

A	No. We remain focused on delivering great services to our consumer and business customers. At completion we’ll be able to provide more details about our future plans.

Q	We are dealing with both companies whose contract will prevail and how will this be dealt with?

A	Today it’s business as usual. At completion we’ll be able to provide more details about our future plans.

Additional Information and financials:
Can be found in the press release.
Refer suppliers to ntl.com for latest information.

As you know, both NTL Incorporated (“NTL”) and Telewest Global, Inc. (“Telewest”) are U.S. companies with securities listed on Nasdaq. As such, United States securities laws require us to include the following additional notices in these materials:

Additional Information and Where to Find it

This information may be deemed to be solicitation material in respect of the proposed merger of NTL Incorporated (“NTL”) and Telewest Global, Inc. (“Telewest”). In connection with the proposed merger, NTL and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT

DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to stockholders of NTL and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by NTL and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of NTL’s filings may be obtained by directing a request to NTL Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

NTL, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding NTL’s directors and executive officers is available in NTL’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.